

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Binnay Sethi, Chief Executive Officer
Moneylogix Group, Inc.
61 Bowan Court
Toronto, Ontario
Canada M2K 3A7

> **Re:** **Moneylogix Group, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed January 24, 2011**
> **File No. 000-30424**

Dear Mr. Sethi:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Duc Dang
Attorney – Advisor